CURVATURE SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total members' equity qualified for net capital	$	25,976,497
Deduction for non-allowable assets:		
Prepaid expenses		86,854
Deposits		4,108
Total non-allowable assets		90,962
Net capital before haircuts		25,885,535
Less haircuts		2,496
Net capital		25,883,039
Computation of basic net capital requirements		
Minimum net capital required (calculated as the greater of 2 percent of aggregate debit blances arising from customer transactions or $250,000)		
		250,000
Excess net capital	$	25,633,039

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital reported in Part II of Form X-17A-5 as of December 31, 2016 and net capital as reported above.